Avatar Petroleum Inc.

Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

March 28, 2003

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared on a consistent basis by management in accordance with accounting principles generally accepted in Canada, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

“Murray Sinclair”	“Jonathan McCullough”

Murray Sinclair	Jonathan McCullough
President	Director

Auditors’ Report

To the Directors and Shareholders of Avatar Petroleum Inc.

We have audited the consolidated balance sheets of Avatar Petroleum Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and cash flows for the periods ended December 31, 2002 and 2001 and October 31, 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the periods ended December 31, 2002 and 2001 and October 31, 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia March 28, 2003

Avatar Petroleum Inc.
Consolidated Balance Sheets
As at December 31, 2002 and 2001 and October 31, 2000

		2002	2001
		$	$
Assets
Current assets
Cash and cash equivalents		6,148,418	1,466
Accounts receivable (note 5)		25,852	15,924
Prepaid expenses		4,000	8,709
Due from related parties (note 10)		4,135	-
VAT receivable		-	1,195,736

		6,182,405	1,221,835
Oil concessions (note 5)		-	9,512,193

		6,182,405	10,734,028

Liabilities
Current liabilities
Accounts payable and accrued liabilities		59,861	10,662,008
Due to related parties (note 10)		-	590,930
Convertible debentures (note 6)		-	496,565

		59,861	11,749,503

Shareholders’ Equity
Capital stock (note 7)
Issued
20,367,011 (2001 - 12,580,843) common shares		8,123,101	5,910,674
Share commitments (note 6)		-	47,882
Equity portion of convertible debentures (note 6)		-	60,000
Contributed surplus		60,000	-
Cumulative translation adjustment		-	(30,298)
Deficit		(2,060,557)	(7,003,733)

		6,122,544	(1,015,475)

		6,182,405	10,734,028

Nature of operations (note 1)
Subsequent events (notes 1 and 13)
Discontinued operations (note 3)

Approved by the Board of Directors

“Murray Sinclair”	Director	“Jonathan McCullough”	Director

Avatar Petroleum Inc.
Consolidated Statements of Operations

		Period from
		November 1,
	Year ended	2000 to	Year ended
	December 31,	December 31,	October 31,
	2002	2001	2000
Revenue
Oil	-	4,171,138	1,123,442

Expenses
Operating expense - oil and gas	664,905	5,969,425	781,514
Audit and legal	163,968	347,379	58,152
Depletion and depreciation	145,224	585,921	196,631
General and administration - oil and gas	79,752	123,731	248,591
Office and miscellaneous - head office	71,997	109,565	19,176
Interest and bank charges	70,985	125,714	2,462
Stock exchange and transfer agent	37,756	13,649	15,473
Management fees (note 10(a))	25,000	5,000	30,000
Travel and other	18,744	14,669	761
Investor relations	-	232,777	-
Bonus	-	47,770	201,629

	1,278,331	7,575,600	1,554,389

	(1,278,331)	(3,404,462)	(430,947)
Interest income	52,199	5,973	18,879
Gain on sale of Grantmining (note 4)	6,304,446	-	-
Foreign exchange (loss) gain	(135,138)	181,398	(5,941)

Earnings (loss) before discontinued operations	4,943,176	(3,217,091)	(418,009)
Loss from discontinued operations (note 3)	-	(168,573)	(2,567,196)

Net earnings (loss) for the year	4,943,176	(3,385,664)	(2,985,205)
Deficit - Beginning of year	(7,003,733)	(3,618,069)	(632,864)

Deficit - End of year	(2,060,557)	(7,003,733)	(3,618,069)

Basic and diluted earnings (loss) per common share
before discontinued operations (note 7)	0.37	(0.26)	(0.05)

Bas ic and diluted earnings (loss) per common share
after discontinued operations (note 7)	0.37	(0.27)	(0.31)

Weighted average number of common shares outstanding
Basic	13,230,906	12,540,546	9,164,582
Diluted	13,482,294	12,540,546	9,164,582

Avatar Petroleum Inc.
Consolidated Statements of Cash Flows

		Period from
		November 1,
	Year ended	2000 to	Year ended
	December 31,	December 31,	October 31,
	2002	2001	2000

Cash flows from operating activities
Net earnings (loss) for the year	4,943,176	(3,385,664)	(2,985,205)
Items not affecting cash
Gain on sale of Grantmining	(6,304,446)	-	-
Depletion and depreciation	145,224	585,921	196,631
Deferred foreign exchange loss (gain)	30,298	(35,096)	4,798
Interest	5,918	88,338	-

	(1,179,830)	(2,746,501)	(2,783,776)
Changes in non-cash working capital items
Accounts receivable	(9,928)	974,606	(972,442)
Prepaid expenses	(56,450)	1,952	(8,271)
VAT receivable	(220,616)	(1,091,192)	(104,544)
Due to related parties	(595,065)	560,930	-
Accounts payable and accrued liabilities	1,951,977	8,876,219	1,631,473
Discontinued operations	-	10	2,387,542

	(109,912)	6,576,024	149,982

Cash flows from investing activities
Oil concessions	(223,886)	(7,119,851)	(2,694,392)
Net cash received on disposition of subsidiary	5,158,409	-	(149,479)
Net cash disposed of	(339,721)	-	(124,997)

	4,594,802	(7,119,851)	(2,968,868)

Cash flows from financing activities
Convertible debentures	(496,565)	440,000	-
Issuance of shares for cash	2,206,509	32,046	2,328,184
Share subscriptions	(47,882)	-	-
Equity portion of convertible debentures	-	60,000	-

	1,662,062	532,046	2,328,184

Increase (decrease) in cash and cash equivalents	6,146,952	(11,781)	(490,702)

Cash and cash equivalents - Beginning of year	1,466	13,247	503,949

Cash and cash equivalents - End of year	6,148,418	1,466	13,247

Supplemental cash flow information (note 11)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

1	Nature of operations
During the year ended October 31, 2000, the company acquired an interest in a producing oilfield and decided to concentrate its efforts on petroleum acquisition and exploitation of properties in South America, with special focus on Ecuador, and abandon or sell all of its mineral properties (note 3).

During the year ended December 31, 2002, the company sold its interest in its producing oilfield.

On March 4, 2003, Viceroy Resource Corporation (Viceroy), Arapaho Capital Corp. (Arapaho), Quest Investment Corp. (Quest) and the company entered into a letter agreement providing for a reorganization of Viceroy, Arapaho, Quest and the company. Viceroy will acquire all of the shares of the company. See note 13 for further details.

The amounts shown as oil concessions represent net costs to date and do not necessary represent present or future values.

2	Significant accounting policies
Basis of consolidation
These consolidated financial statements include the accounts of the company and its wholly owned subsidiary, Saxon Resources Corp. (BVI). Grantmining S.A. was sold during the year ended December 31, 2002 (note 4).

Oil and gas interests

The company follows the full cost method of accounting for oil and gas properties in accordanc e with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities.

When the value of the property is considered to be impaired, the amount of the impairment is added to depletion. The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date).

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is calculated using the unit of production method based upon estimated proven petroleum reserves excluding base curve deliveries.

(1)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

Future site restoration costs

Estimated future removal and site restoration costs are provided for on the unit-of-production method. Costs are based on estimates in accordance with current legislation and industry practices. Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

Joint operations

Substantially all oil and gas exploration activities are conducted jointly with others and these consolidated financial statements reflect the company’s proportionate interest in such activities.

Foreign currency translation

The company’s foreign subsidiary, Saxon Resources Corp. (BVI) is considered an integrated operation and is translated using the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange, and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates. Gains and losses on translation are included in income.

Earnings (loss) per share

Earnings (loss) per share are presented for basic and diluted net earnings (loss). Basic earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The computation of diluted earnings per share includes the same numerator but the denominator is increased to include the number of additional common shares that would have been issued if potentially dilutive common shares had been issued (such as common shares, issued on exercise of employee stock options).

Revenue recognition

The company’s main source of revenue during the period ended December 31, 2001 and year ended October 31, 2000 was the sale of oil to the Ecuadorian Government. Oil revenue is recognized net of the Government’s share of production as set out in the agreement (the Base Curve), at the time the oil is shipped.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those reported.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days of the original date of acquisition.

(2)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

Stock Option Plan

The company has a Stock Option Plan as described in note 7.

Effective January 1, 2002, the company adopted the recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The section encourages a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

The company has adopted the intrinsic value method in accounting for stock options granted to directors and employees. Under this method, compens ation costs are not recognized in the financial statements for stock options granted to directors and employees when issued at market value. The section does, however, require the disclosure on a pro forma basis of the impact on operations of using the fair value based method for stock options granted to directors and employees on or after January 1, 2002. There were no stock options granted to directors and employees during the year ended December 31, 2002.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

3	Discontinued operations
Disposal of Minera Ecuasaxon S.A.
During the period ended December 31, 2001 the company abandoned all but six of its mineral concessions. All property acquisition costs and deferred exploration expenditures relating to the properties abandoned have been written off.

By way of ordinary resolution at an extraordinary meeting held on November 24, 2000, the shareholders resolved to dispose of all the company’s mineral interests in Ecuador.

In order to effect the disposition, the shareholders authorized the company to enter into a share purchase agreement, whereby all the shares of Minera Ecuasaxon S.A. (Ecuasaxon) were sold to Norman Gold Corp. (Norman) a company controlled by the president of the company.

(3)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

Accordingly the company has adjusted the net carrying value of these assets to reflect future operating losses and estimated net realizable value. The net loss in 2001 was $168,573 and net loss in 2000 included a provision of $560,438 to reflect the estimated loss on disposal and the results of the discontinued operations between the date of plan approval and the expected date of disposal, together with direct incremental costs of the disposal, including transaction costs. As a result of this plan of disposal, the expenses related to the mining operations have been reported as discontinued operations and previously reported comparative financial statements have been restated to conform with the current period’s presentation.

The company entered into a share purchase agreement with Norman. Under the terms of the agreement, the company sold all of the issued and outstanding shares of Ecuasaxon to Norman for $10.00 plus a conditional payment payable in the following manner:

a) Proceeds from sale, if any of the concessions is sold to a third party, 50% of the sale proceeds from such sale up to the total of exploration costs plus property acquisition costs for the particular concessions;

b) Proceeds from options, if any of the concessions is optioned to another person or corporation, 50% of any option payment received up to the total of exploration costs plus property acquisition costs for that particular concession;

c) Proceeds from production, if any of the concessions is developed, a net smelter return royalty of 1% of the proceeds from the development of such concession, which will expire when the company has received an amount equal to the exploration costs plus property acquisition costs for all such concessions.

Total prior exploration costs and property acquisition costs for all six concessions as at October 31, 2000 was $543,795.

Summarized below is selected financial information for the discontinued mining operations.

		Period from
		November 1,
	Year ended	2000 to	Year ended
	December 31,	December 31,	October 31,
	2002	2001	2000

Expenses from discontinued operations
Office expenses	-	-	226,966
Write-off of mineral properties and deferred exploration costs	-	-	1,787,623
Concessions abandoned	-	-	14,751
Other	-	168,573	(22,582)

Loss before discontinued operations	-	168,573	2,006,758
Provision for loss on disposal of discontinued operations	-	-	560,438

Loss from discontinued operations	-	168,573	2,567,196

(4)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

4	Disposal of Grantmining S.A.
On January 28, 2002, the company sold all of the assets and liabilities of Grantmining S.A. (Grantmining) through sale of all the issued and outstanding common shares of Grantmining for gross proceeds of US$3,750,000 (CA$5,979,000) and net proceeds of US$3,674,932 (CA$5,859,312) resulting in a gain of $6,304,446. Grantmining held the 30% interest on the Tiguino Ecuadonian concession. In connection with this transaction, the company paid on closing US$150,000 (CA$239,009) to a related party and US$7,200 (CA$11,473) to an employee of the company, respectively.

Assets and liabilities as at the date of sale are as follows:

$

Assets
Cash	339,721
Prepaid expenses	61,159
Oil concessions	9,590,855
VAT	1,416,352

11,408,087

Liabilities

Accounts payable	(12,554,124)

Shareholders’ Deficiency	(1,146,037)

Net proceeds from sale	5,859,312
Less: Bonus paid on disposal	(250,482)
Less: Acquisition costs	(450,421)

Gain on disposition of subsidiary	6,304,446

The consolidated financial statements include the results of operations of the subsidiary for the period from January 1, 2002 to January 28, 2002.

5 Oil concessions

Ecuador

			2002				2001

Concession	Property,			Concession	Property,
acquisition	plant and			acquisition	plant and
costs	equipment	Depletion	Total	costs	equipment	Depletion	Total
$	$	$	$	$	$	$	$

-	-	-	-	863,162	9,431,583	(782,552)	9,512,193

(5)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

Tiguino consortium

The company through its former subsidiary, Grantmining S.A. (Grantmining), is a member of a consortium which entered into a contract (Tiguino Contract) on December 10, 1999 with Empresa Estatal Petroleos del Ecuardor, a state owned company known as PetroEcuador, for the operation and exploitation of the Tiguino oilfield.

Under the terms of the Tiguino Contract, an amount of the production of crude oil calculated based on Mathematic Simulation, as set in the contract referred to as Base Production Curve should be delivered on a daily basis to PetroEcuador. During the year, the company received nil (2001 - 27,495) barrels of oil from the Government related to production costs of the base curve volume delivered.

The consortium’s sharing in the production over the Base Production Curve is set on the contract as well as the sale price.

The consortium shall pay PetroEcuador US$30,000 (the company’s share is US$9,000) per year for training purposes during the first three years of the contract.

The consortium shall render to PetroEcuador an Investment Performance Bond to guarantee performance of all investment, production and additional exploration plans. This bond will be reduced on an annual basis, in direct proportion to the fulfillment of the schedule of activities and investments undertaken.

This contract is for a term of 20 years. At the termination of the contract, all assets and operations revert to PetroEcuador. The consortium is liable for environmental remediation.

On July 12, 2000, the company entered into a formal agreement with Bellwether International Inc. (Bellwether) and a joint operating agreement with the other participants in the producing Tiguino Oil Project. Under the agreements, Grantmining waived its right of first refusal to permit the transfer of a 70% interest in the Tiguino oilfield to Bellwether, subject to all necessary approvals. Bellwether agreed to maintain for the benefit of Grantmining its pro rata interest in an investment guarantee required by the Tiguino Contract in the amount of US$4,966,000. In return, Grantmining agreed to transfer 17% of its 47% interest in the Tiguino oilfield to Bellwether leaving it with a 30% interest.

(6)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

Summarized financial information regarding the company’s proportionate share of the assets, liabilities, expenses and cash flows relating to the Tiguino consortium are as follows:

	2002	2001	2000
	$	$	$

Current assets	-	1,195,736	332,901
Non-current assets	-	8,898,057	2,342,790

	-	10,093,793	2,675,691

Current liabilities	-	10,560,843	1,672,604

Revenue	-	4,171,138	1,123,442
Expenses	(722,806)	(6,316,478)	(1,227,223)

	(722,806)	(2,145,340)	(103,781)

Cash flows from
Operating activities	524,495	6,465,985	1,432,553
Investing activities	(524,495)	(6,808,287)	(2,539,421)
Financing activities	-	342,302	1,106,868
6	Convertible debentures
On December 1, 2000, the company received $500,000 as gross proceeds from a private placement of convertible debentures (the Debentures). The Debentures were due to mature on November 29, 2002 and were secured by a first floating charge on all present and after-acquired property of the company. The Debentures bore interest at the rate of 12% per annum, payable quarterly and on redemption or conversion in cash or, at the option of the Debenture holders, in common shares of the company at the market price of the common shares of the company on the Canadian Venture Exchange on the third trading day preceding the date that payment is due.

These debentures included an equity component and a liability component. The total proceeds received were allocated between the two components based on their estimated fair value at the time the debentures were issued as follows:

$

Liability component	440,000
Equity component	60,000

Total proceeds	500,000

(7)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

In accordance with Canadian generally accepted accounting principles, the liability portion was accreted over the life of the debentures to the face value of the debenture with a charge to operations. During the year ended December 31, 2002, the company accreted $27,500 (2001 - $32,500) which is included in interest and bank charges.

In addition, during the period ended December 31, 2001, some Debenture holders elected to have part of the quarterly interest paid in shares of the company. Accordingly, the company agreed to issue 229,847 common shares for $29,096 of interest. 213,271 common shares, representing $21,140 of interest, were not issued as at December 31, 2001 and are included in share commitments for that year. These shares were subsequently issued during the year ended December 31, 2002, together with an additional 4,384 common shares, representing $1,184 of interest for the period to redemption of the convertible debentures.

During the year ended December 31, 2002, all debentures were repaid by the company and 125,000 common shares were issued as payment premium at the market value at the date of redemption.

(8)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

7	Capital stock Authorized 100 million (2001 - 100 million; 2000 - 20 million) common shares, without par value.

Issued

	Number of
	shares	Amount
		$

Balance - October 31, 1999	7,182,267	3,402,488

Issued for cash
Private placements	2,950,000	1,837,500
Warrants exercised	1,525,000	456,250
Stock options exercised	103,334	34,434
Issued for acquisition of subsidiary	700,000	140,000

	5,278,334	2,468,184

Balance - October 31, 2000	12,460,601	5,870,672

Issued for cash
Warrants exercised	75,000	22,500
Stock options exercised	28,666	9,546
Debenture conversion - interest (note 6)	16,576	7,956

	120,242	40,002

Balance - December 31, 2001	12,580,843	5,910,674

Issued for cash
Stock options exercises ((a) below)	436,990	118,667
Private placement ((b) below)	6,500,000	2,145,000
Finder’s fees on private placement ((b) below)	640,000	-
Payment premium on repayment of debenture (note 6)	125,000	35,000
Debenture - interest (note 6)	217,655	22,324
Loan bonus for loans made by directors ((c) below)	267,417	26,742
Common shares and stock options acquired by the company
pursuant to issuer bid ((d) below)	(400,894)	(135,306)

	7,786,168	2,212,427

Balance - December 31, 2002	20,367,011	8,123,101

(9)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

a) In January 2000, the company issued 550,000 units through a private placement at $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $0.25 per share if exercised during the first year and at a price of $0.30 per share if exercised during the second. In October 2000, 25,000 warrants were exercised leaving 525,000 warrants outstanding at October 31, 2000. b) In September 2000, the company issued 100,000 units through a private placement at $0.50 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $0.51 per share. As at October 31, 2000, 100,000 warrants remained outstanding.

c) In September 2000, the company issued another 300,000 units through a private placement at $0.50 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $0.60 per share. As at October 31, 2000, 300,000 warrants remained outstanding.

d) In October 2000, the company sold 2,000,000 shares at $0.83 per share through a brokered private placement for net proceeds of $1,500,000. The broker, Yorkton Securities Ltd., received as compensation an agent’s warrant convertible into 200,000 common shares at a price of $0.83 per share for a period of 15 months. The agent’s warrant was outstanding as at October 31, 2000.

e) During the year ended October 31, 2000, 103,334 directors’ and officers’ stock options were exercised at prices of $0.31 per share (23,334 shares) and $0.34 per share (80,000 shares) for proceeds totalling $34,334.

f) During the period ended December 31, 2001, 28,666 director and officer stock options were exercised at an average price of $0.33 per share.

During the year ended December 31, 2002, 436,990 director and officer stock options were exercised at an average price of $0.27 per share.

g) In December 2002, the company issued 6,500,000 units through a private placement at $0.33 per share. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $0.35 per share.

As at December 31, 2002, 6,500,000 warrants remained outstanding. 640,000 shares at a price of $0.33 per share were issued as finder’s fees in connection with the private placement.

h) In January 2002, 267,417 shares were issued to a director at a deemed price of $0.10 per share in consideration for loans made to the company during 2001.

i) In July 2002, the company purchased and cancelled 400,894 common shares and 55,000 options for $135,306 pursuant to an issuer bid.

(10)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

Stock Option Plan

The company implemented a Stock Option Plan in 1998 which was amended on November 24, 2000. The board of directors administers the Plan whereby it may, from time to time, grant up to a total of 2,400,000 options for directors, officers and employees. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the board of directors grant and announce the granting of the option. The exercise price of an option, as determined by the board of directors, shall not be less than the closing price on the Canadian Venture Exchange on the day prior to the grant date, less the maximum discount available under the rules of the Canadian Venture Exchange. The board of directors shall not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the company. Options granted shall expire on the 90th day following the date the option holder ceases to be a director, officer or employee of the company. The stock options granted under the plan vest as follows, one-third on the date granted, one-third nine months from the date granted and one-third 18 months from the date granted.

A summary of the company’s options at December 31, 2002 and 2001 and the changes for the periods ending on those dates is presented below:

		2002		2001

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price
		$		$

Outstanding - Beginning of
the year	1,572,134	0.26	857,666	0.32
Granted	-	-	1,050,000	0.25
Exercised	436,990	0.27	28,666	0.33
Acquired under issuer bid	55,000	0.19	-	-
Expired/cancelled	126,010	0.28	306,866	0.34

Outstanding - End of year	954,134	0.26	1,572,134	0.26

Exercisable - End of year	864,116	0.26	1,054,520	0.27

(11)

Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

The following table summarizes information relating to stock options outstanding and exercisable at December 31, 2002:

		Options	Options
		outstanding	exercisable

		Weighted
		average
		remaining
	Number of	contractual	Number of
Exercise price	options	life	options
$		(years)

0.16	2,000	1.27	2,000
0.25	798,800	0.87	708,782
0.31	103,334	1.88	103,334
0.34	50,000	1.81	50,000

	954,134	1.03	864,116

As at December 31, 2002, share purchase warrants to acquire a total of 6,500,000 (2001 - 1,050,000) common shares were outstanding.

A summary of the company’s share purchase warrants outstanding as at December 31, 2002 is presented below.

Expiry	Shares	Exercise price $

December 2004	6,500,000	0.35

Earnings (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 13,230,906 (2001 - 12,540,546; 2000 - 9,164,582). Diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end. The effect of common stock options on the loss per share in 2001 was not reflected as to do so would be anti-dilutive. The number of shares for the diluted earnings per share calculation for 2002 were 13,482,294.

8	Income taxes Losses for Canadian income tax purposes available to be carried forward and applied against taxable income of future years are as follows:

Expiry date	Amount $

2008	638,300

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Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

The company has approximately $1,100,000 in exploration and development expenses deductible against future years’ Canadian taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of tax losses.

Unrecognized future income tax assets, as at December 31, 2002, consist of the following:

	2002	2001
	$	$
Future income tax liabilities
Tax on undistributed income of subsidiary	(361,356)	-

Value of future income tax liabilities	(361,356)	-

Future income tax assets
Non-capital losses	240,128	608,405
Resource pools and other	419,286	385,000

Value of future income tax assets	659,414	993,405

Net future income tax assets	298,058	993,405
Less: Valuation allowance	(298,058)	(993,405)

	-	-

The income taxes shown in the consolidated statements of earnings and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2002	2001	2000

Statutory tax rate	39.62%	44.62%	45.62%

Provision for income taxes based on statutory Canadian
combined federal and provincial income tax rates	1,976,740	(1,510,683)	(1,361,850)
Other	375,034	69,795	1,667
Differences in foreign tax rates	361,356	420,915	420,049
Losses for which an income tax benefit has not been
recognized	(2,713,130)	1,019,973	154,160
Temporary differences not previously recognized	-	-	785,974

	-	-	-

9	Financial instruments
The carrying values of cash and cash equivalents, accounts receivable, amounts due from a related party, VAT receivable, and accounts payable and accrued liabilities reflected in the consolidated balance sheets approximate their respective fair values.

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Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

10	Related party transactions
a) The company pays management fees to a company controlled by a director. Management fees totalled $25,000 for the fiscal year ended December 31, 2002 (2001 - $5,000; 2000 - $30,000).

b) During the year ended December 31, 2002, the company paid US$10,000 (CA$15,921) (2001 - US$122,780 (CA$195,538); 2000 - $nil) to a company controlled by the president of the company for administrative services.

c) During the year ended December 31, 2002, the company approved a bonus of $nil (2001 - US$30,000 (CA$47,778); 2000 - $nil) to a director of the company relating to the settlement agreement in connection with the Tiguino concession. This amount is included in related parties payable at December 31, 2001.

d) During the year ended December 31, 2002, the company paid or accrued $49,732 (2001 - $56,000; 2000 - $nil) for rent and administration fees to a company controlled by the directors. The related party owes $4,135 (2001 - $nil) to the company as at December 31, 2002.

e) During the year ended December 31, 2002, the company paid or accrued legal fees of $34,238 to a firm in which a director of the company is a partner.

f) As at December 31, 2002, the company owes $nil (2001 - $120,000) to directors and companies controlled by directors. These loans were unsecured, non-interest bearing, repayable on demand and included in due to related parties.

g) During the year ended October 31, 2000, the directors of the company approved a bonus of US$35,000 (CA$52,930) to a company controlled by the president of the company relating to the final agreement with Bellwether, in connection with the Tiguino concession.

h) During the year ended October 31, 2000, a bonus in the amount of $150,000 was paid to a company controlled by a director of the company in respect of his significant efforts and substantial personal costs incurred in connection with the company’s 30% interest in the Tiguino concession.

i) The company has entered into an agreement with an Ecuadorian company controlled by the president of the company to carry out the exploration of the company’s properties. An amount of up to 10% of the exploration expenditures will be charged by the Ecuadorian company as an administration fee. During the year ended October 31, 2000, US$23,685 (CA$34,938) was paid under this agreement. During the period ended December 31, 2001, no amounts were paid under this agreement and no amounts are owed under this agreement.

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Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

11	Supplementary cash flow information Non-cash investing and financing activities were conducted by the company as follows:
		Period from
		November 1,	Year
	Year ended	2000 to	ended
	December 31,	December 31,	October 31,
	2002	2001	2000
	$	$	$

Acquisition of subsidiary with issuance of shares	-	-	140,000
Issuance of shares for debenture interest repayment	22,324	7,956	-
Share commitments	-	47,882	-
Convertible debenture accretion	27,500	32,500	-

12	Segmented information The company’s principal activity is the production and exploration of petroleum properties in Ecuador. Segmented loss for the year is as follows:
	December 31, 2002		December 31, 2001		October 31, 2000

	Discontinued	Petroleum	Discontinued	Petroleum	Discontinued	Petroleum
	operations	properties	operations	properties	operations	properties
	$	$	$	$	$	$

Revenues	-	-	-	4,171,138	-	1,123,442
Depletion and depreciation	-	(145,224)	-	(585,921)	-	(196,631)
Write-off of mineral
properties	-	-	-	-	(1,787,623)	-
Concessions abandoned	-	-	-	-	(14,751)	-
Operating expenses	-	(664,905)	-	(5,969,425)	-	(781,514)
General and administration	-	(79,752)	-	(123,731)	(226,966)	(248,591)
Bonus					-	(201,629)
Other (note 3)	-	-	(168,573)	-	22,582	-
Provision for loss on
disposal	-	-	-	-	(560,438)	-

	-	(889,881)	(168,573)	(2,507,939)	(2,567,196)	(304,923)

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Avatar Petroleum Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and October 31, 2000

Reconciliation of earnings (loss) for the year is as follows:

	2002	2001	2000
	$	$	$

Loss from petroleum properties segment	(889,881)	(2,507,939)	(304,923
Loss from discontinued operations	-	(168,573)	(2,567,196)
Interest income	52,199	5,973	18,829
Management fees	(25,000)	(5,000)	(30,000)
Corporate expenses	(498,588)	(710,125)	(101,965)
Gain on sale of Grantmining	6,304,446	-	-

	4,943,176	(3,385,664)	(2,680,332)

The company sells its oil production to one customer.

As at December 31, 2002, the segmented assets of the petroleum properties were $nil (2001 - $10,734,028).

13	Subsequent events
Sale of the company
On March 4, 2003, Viceroy Resource Corporation (Viceroy), Arapaho Capital Corp. (Arapaho), Quest
Investment Corp. (Quest) and the company entered into a lette r agreement (Letter Agreement) providing for a reorganization of Viceroy, Arapaho, Quest and the company by way of statutory plan of arrangement (the Viceroy Arrangement) under the Company Act (British Columbia).

Viceroy will acquire all of the shares of each of the company, Quest Management Corp. (which is a wholly owned subsidiary of Arapaho), and Quest, in that order by way of three separate share exchanges, in exchange for shares (post-consolidation) of Viceroy. Quest and the company will be wound-up into Viceroy, and Viceroy will change its name to “Quest Capital Corp.”.

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